

May 9, 2014

<u>Via E-mail</u>
Frank E. Holmes
Chief Executive Officer
U.S. Global Investors, Inc.
7900 Callaghan Road
San Antonio, Texas 78229

  Re: **U.S. Global Investors, Inc.**
    Form 10-K for Fiscal Year Ended June 30, 2013
    Filed August 28, 2013
    File No. 000-13928

Dear Mr. Holmes:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Stephanie J. Ciboroski

         Stephanie J. Ciboroski
         Senior Assistant Chief Accountant